Exhibit 99.3

May 2026 (NASDAQ: TOYO) TOYO Co., Ltd 1 Investor Deck

Forward-Looking Statements This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO Co., Ltd ("TOYO"), the expected order delivery of TOYO, TOYO's construction plan for manufacturing and TOYO's strategies for building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of TOYO's management and are not predictions or guarantees of actual performance or future results. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this presentation, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in TOYO's filings with the Securities and Exchange Commission (the "SEC"), including without limitation under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the SEC on March 31, 2026(the "Annual Report") and in the prospectus included in the registration statement on Form F-1 (File No. 333- 283617) (the "Form F-1"). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TOYO cannot assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties described in TOYO's filings with the SEC, including without limitation under the heading "Risk Factors" in the Annual Report and the prospectus included in the Form F-1. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this presentation represent the views of TOYO as of the date of this presentation. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this presentation. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements. Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness, correctness or reasonableness of the information or the sources presented or contained herein. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. 2 Safe Harbor

Powering the world with green, clean energy through high-quality solar solutions at a competitive scale and cost. 3 OUR MISSION

$142.8M ^^Q1 2026 Revenue 1.45 GW Solar cells shipped globally Q1 2026 ^2.0 GW U.S. module capacity Houston, Texas 6 GW Cell capacity 2GW Vietnam & 4GW Ethiopia 10+ **Years solar manufacturing experience Founded in 2022 ➢Listed on Nasdaq in 2024 after rapid scale- up Award-Winning Technology ➢Proprietary solar cell technology. ➢R&D team member honored with Queen Elizabeth Award for Engineering Allied-Nation Investment ➢Headquarters in Japan ➢Investment in U.S. solar reshoring, aligned with Japan's broader government commitment to U.S. partnerships Non-FEOC ➢Designed to be FEOC-compliant across the supply chain *Non-FEOC: Refers to entities or operations that are not classified as Foreign Entity of Concern (FEOC) under applicable regulatory definitions ^1 GW already installed, additional 1GW to be completed by 2026 **10+ years manufacturing experience by Vietnam Sunergy Joint Stock Company, an affiliate of TOYO ^^ Q1 2026 financial figures are unaudited 4 TOYO at a Glance

Track record of rapid growth & profitability as one of the leading non-FEOC solar solutions provider Leveraging established relationships with U.S. utility-scale customers 1 2 4 3 Proven manufacturing excellence delivers world- class technology at a highly competitive cost Rapidly expanding manufacturing footprint to meet customer demand in a dynamic policy environment 5 Investment Highlight

Strategic Realignment Unlocking Growth

Acquisition of VSUN Brand to Extend Integrated Value Chain

VSUN
Innovative & Smart

VSUN Brand was acquired from VSUN Co. in September 2025.

- One of the major Japanese –headquartered solar module suppliers to the U.S. market
- Peak revenue: **$1.3** billion, of which $1.2B from U.S.
- Trusted by leading North American solar developers
- VSUN brand is well recognized in the market through the recent awards granted to VSUN Co as the following:

TIER 1 SOLAR MANUFACTURER BloombergNEF | SILVER | Top 15% ecovadis Sustainability Rating NOV 2025 | TOP PERFORMER 2025 kiwa PV MODULE RELIABILITY SCORECARD

*VSUN Co. an affiliate of TOYO

Strategic Benefits of the VSUN Brand Acquisition

Enhanced market access through established VSUN relationships
Acquisition of VSUN brand provides access to an established customer base, including top-tier U.S. utility-scale developers, and positions TOYO to meet surging "Made in USA" solar demand.

Accelerated U.S. Expansion
Strengthens TOYO's U.S. market presence, complementing 6 GW solar cell capacity in Vietnam and Ethiopia with a domestic module assembly footprint.

Revenue & Market Share Growth
VSUN's proven track record includes ~11.7 GW supplied to the U.S. utility-scale market since inception. The acquisition expands TOYO's revenue potential and competitive position.

Synergies & Manufacturing Leadership
Combines VSUN's market credibility with TOYO's world-class solar cell manufacturing — a large-scale global manufacturing platform — to enhance efficiency, scale, and cost competitiveness in a shifting policy landscape.

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7 0.315 1.743 4.3 1.45 5.5-5.8 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 GWs 0 0 0.056 1-1.3 0 0 0 1 1 1 1 1 GWs 0.25 Solar Cell Shipments Solar Module Shipments Revenue 62.4 177 142.8 0 50 100 150 200 250 300 350 400 450 2023 2024 2025 Q12026 $ in million 427.4 Rapid Growth in Shipment Q1 2026 financial figures are unaudited

8 9.9 6 90-100 0 20 40 60 80 100 120 2023 2024 2025 2026E $ in million 52.2 Adjusted Net Income (Non-GAAP) • Adjusted Net income in 2024 does not include a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares • Adjusted Net income in 2025 includes a one-time share based compensation of approximately $13.7 million • Q1 2026 financial figures are unaudited Net Income 9.9 40.5 28.4 0 5 10 15 20 25 30 35 40 45 2023 2024 2025 Q1 2026 $ in million 37.2 Profitability: Fueling Future Growth

POLYSILICON OCI (Korea) + Major U.S. domestic polysilicon producer INGOTS & WAFERS Non-FEOC sources; U.S. BOM* in development. CELLS • U.S (in final planning phase) • Ethiopia 4GW • Vietnam 2GW MODULES Houston, TX 2 GW capacity 1st GW Operational CUSTOMERS U.S utility-scale developers, solar distributors, commercial & rooftop EPC FEOC COMPLIANT Polysilicon Longstanding supply agreement with OCI (South Korea). January 2026 agreement with a major U.S. domestic polysilicon producer. Proprietary Technology Solar cell technology developed and owned by TOYO's award-winning R&D team (Queen Elizabeth Award for Engineering). Japan-Controlled Ownership TOYO is a Nasdaq-listed Japanese company subject to U.S. disclosure requirements. 9 *BOM-Bill of Material End-to-End FEOC-Compliant

November 2022 TOYO Solar founded October 2024 Announced Ethiopia Facility July 2024 Listed on Nasdaq (TOYO) November 2024 Announced Texas Acquisition September 2025 Acquired VSUN Brand April 2025 Commenced 1st 2GW Ethiopia Production November 2023 Vietnam 2 GW Factory Complete Building toward an integrated FEOC-compliant value chain from polysilicon to module assembly October 2025 Texas Plant Commercial Operations 2022 2023 2024 2025 2026 2026 U.S. R&D Center in planning phase February 2024 OCI Supply Agreement (Global) September 2025 2nd 2GW Ethiopia went online 10 2026 2.0 GW U.S. Module Capacity January 2026 U.S. Polysilicon Supply Agreement 2026 U.S Cell Expansion in planning phase Strategy for Vertical Integration & Expansion

TOYO's state-of-the-art solar cell manufacturing facility in Ethiopia now substantially allocated • 4.0 GW annual solar cell production facility strategically located in Hawassa, Ethiopia • Confirmed orders substantially cover capacity from Ethiopia through end of 2026 Location Hawassa, Ethiopia Total facility size (sq ft) 339,063 Expected job creation Approximately 1800 Solar cell production capacity 4 GW 11 Ethiopia's Solar Cell Line 4 GW Annual Capacity

MODULE FACILITY 2 GW Total module capacity by 2026 (1GW today) OCT 2025 Commercial operations began 567,140 ft² Facility size, Humble TX $0.07/W Section 45X credit through 2030 FEOC Compliant CELL FACILITY · PLANNED *HJT Planned cell technology U.S.A Proximity to module facility $0.04/W Section 45X cell credit U.S. BOM Domestic bill of materials in dev. TARGET Domestic U.S. supply chain *HJT= Heterojunction solar cells 12 America's Solar Manufacturing Hub Upon completion, this establishes TOYO as a highly integrated, domestic solar manufacturer in the United States.

Vietnam 2 GW Solar Cells Redirected to India/Taiwan Tokyo, Japan Headquarters Houston, TX *2 GW Modules + Cells (planned) · Expected Section 45X eligible Hawassa, Ethiopia 4 GW Solar Cells 13 *1 GW module facility operational; additional 1 GW completing by 2026. Total global cell capacity: 6 GW across Ethiopia and Vietnam. Global Manufacturing Footprint

Accomplished engineers, Dr. Aihua Wang, Ph.D., the Chief Technical Officer, and Dr. Jianhua Zhao, Ph.D., as Chief Technical Advisor, lead the research and development efforts at TOYO. Dedicated to the research and development of higher efficiency and quality solar cells. SEM PL Dr. Jianhua Zhao, Ph.D. and Dr. Aihua Wang, Ph.D are winners of the 2023 Queen Elizabeth Award for Engineering 14 Award-Winning Solar R&D

Global Leadership Team

Takahiko Onozuka

Chief Executive Officer & Chairman



Takahiko Onozuka brings over 40 years of expertise in international finance and energy infrastructure. Having held senior leadership roles at JBIC and Sumitomo Corporation, he has directed major cross-border renewable and power projects across Asia, Europe, and Africa. An expert in structured finance, risk management, and energy systems, he leverages a deep technical and financial background to position TOYO for disciplined global expansion and decarbonization leadership.

Rhone Resch

Chief Strategy Officer



With 20+ years of solar leadership, Rhone Resch was CEO of the Solar Energy Industries Association (SEIA) from 2004 to 2016. At TOYO, Rhone leads global strategy, focusing on manufacturing expansion, strengthening partnerships, and navigating the regulatory dynamics essential to our high-performance solar technology. His expertise at the intersection of policy and capital formation is central to TOYO next phase of growth.

Taewoo "Raymond" Chung

Chief Financial Officer & Director



Mr. Chung has over twenty years' experience within the financial industry, encompassing roles in investment banking and infrastructure investor. Serving as the vice president of asset finance for Nomura Securities for 9 years and managing partner for Golden Equator Capital for 6 years, Mr. Chung advised and invested in equity & debt financing on different type of structured transaction related to solar and wind power projects.

Dr. Aihua Wang, Ph.D.

Chief Technology Officer & Director



Dr. Wang boasts over 30 years of solar innovation and is a globally recognized leader in PV technology. She has served as head of research and vice president at a prominent solar company and as chief engineer at CEEG (Nanjing) PV-Tech Co. In Australia, she pioneered PERL cells as a scientist at the University of New South Wales' Photovoltaics Centre. Her groundbreaking work in advanced cell architectures has directly contributed to the commercialization of high-efficiency solar solutions used worldwide today.

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Stringent Controls TOYO is dedicated to adhering to the highest standards of quality manufacturing, while ensuring its components are efficiently priced to remain competitive in all regions. World Class Globally Competitive Rapid Efficient Expansion Entrenched controls ensure top-tier quality and reliable metrics. Rapid expansion & continuous cost improvements in modules, cells, wafers. Competing with major global solar manufacturers. 16 Track Record of Scalable Manufacturing

17 Deploying AGVs and robotics builds operational resilience, streamlining workflows and ensuring consistent quality while allowing for more agile scaling across the organization Improves workplace safety Agility and Scalability Increases productivity Enhances consistency and reliability Increase efficiency and quality Creates systems flexibility & adaptability 01 06 02 05 03 04 Advanced Automation Standards

• Projected utility scale solar installations for 2026 is appx. 43.4 GW compared to 34.7 GW in 2025 • Growth of AI, data centers, electric vehicles, and manufacturing drives demands on the grid, partially offset by labor shortages and interconnection delays • Domestic production of solar cells and wafers is minimal • Near term domestic solar cell production projected to decline at ~7% from 2025 to 2027 and then increase by 3% between 2028 and 2030. U.S. PV Installation Historical and Forecast by Segment: 2014 - 2036 Neutral Demand Outlook Constrained Domestic Supply Source: Solar Market Insight Report 2025 Year in Review – SEIA EIA: Solar and Battery Drive Record US Grid Expansion in 2026 18 U.S. Solar Module Supply Chain Capacity 18 Capturing Opportunities in the U.S. Solar Market Demand

Inflation Reduction Act (IRA) currently offers attractive incentives for U.S.-based module production Anti-dumping (AD) and countervailing duties (CVD) investigations disrupted imports from SE Asia in 2H 2024, as well as India, Indonesia and Laos as of Feb 2026 Balanced strategy for a range of policy outcomes • Anticipate that IRA incentives will be viewed as energy security issue • Domestic manufacturers remain highly dependent on policy support • TOYO Houston strategy expected to receive $0.07 per watt tax incentives under Section 45X (through 2030) • Individual AD rate for Vietnam is approximately 79.92% and CVD is approximately 124.57% • Vietnam cells serve non-U.S. high-growth markets • Supplying US market from Ethiopian 4 GW solar cell plant & other non-AD/CVD affected production lines Inflation Reduction Act Construct Incentive Wafer Cell Module $12 / m2 $0.04 / watt $0.07 / watt 19 Why TOYO Now: Favorable Global Platform Optimized for US Utility Scale Customers

TOYO is focused on further developing the clean energy industry, adhering to a responsible global supply chain strategy, and contributing to the sustainable development of human beings with more professional, efficient and cleaner products. Social Responsibility High level of Material Traceability 20 Committed to Environmental Stewardship

Why Invest in TOYO Five reasons TOYO is positioned to lead the non-FEOC solar transition 01 Large-scale non- FEOC Solar Cell Supplier 4.5 GW shipped globally · FY2025 02 Scaling U.S. Module Production 2 GW Houston · Expected Section 45X eligible 03 Planned Domestic Cell Manufacturing Moving toward an integrated supply chain 04 ~82% Shipment CAGR 2024–2026E $427M revenue · 7× growth in two years 05 Strong & improving Profitability $90-100 M in expected adjusted net income in 2026 21

22 Summary Financials

Key Metrics 1.45 GW Solar cells shipped Q1 2026 (unaudited) 23 $142.8M Revenues 55.9 MW Solar modules shipped $28.4M Net Income *Q1 2025 and 2026 figures are unaudited

Use of Non-GAAP Financial Measure Some of the financial information and data contained in this press release, such as EBITDA, Adjusted EBITDA and Adjusted Net Income have not been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). TOYO believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to TOYO's financial condition and results of operations. TOYO's management uses these non-GAAP measures for trend analysis and for budgeting and planning purposes. TOYO believes that the use of these non-GAAP measures provides an additional tool for investors to evaluate projected operating results and trends, as well as compare TOYO's financial measures with those of other similar companies, many of which also present similar non-GAAP financial measures to investors. Management of TOYO does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses such as share-based compensation and changes in fair value of contingent consideration and income that are required by GAAP to be recorded in TOYO's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review TOYO's audited financial statements, which are presented in the most recent annual report on Form 20-F filed with the SEC on March 31, 2026, and not rely on any single financial measure to evaluate TOYO's business.

Q1 2026 Financial Summary** (USD in millions, except per share amounts) 1Q 2026 1Q 2025 Revenues 142.8 51.5 Gross Profit 47.8 4.8 Operating expenses 11.5 6.1 Net income/(Net Loss) 28.4 (3.7) Earnings (Loss) per share 0.75 (0.07) **Unaudited and unreviewed * Changes in fair value of contingent consideration is related to changes in fair value of earn-out shares

Reconciliation of GAAP to Non-GAAP Measures** (Stated in US dollars) ** **Unaudited and unreviewed * Changes in fair value of contingent consideration is related to changes in fair value of earn-out shares Reconciliation of non-GAAP measures Q1 2026 Q1 2025 Net income (loss) 28,411,204 (3,715,975) Income tax 5,534,330 1,104,459 Interest expenses, net 785,260 579,049 Depreciation and amortization 12,643,752 4,778,459 Amortization of right-of-use assets 731,753 (391,271) Amortization of long-term prepaid expenses 41,032 42,251 EBITDA (Non-GAAP) 48,147,331 2,396,972 Adjustments Share-based compensation 154,900 9,000 Changes in fair value of contingent consideration* — 400,030 Adjusted EBITDA (Non-GAAP) 48,302,231 2,806,002

27 Appendix

CONSOLIDATED BALANCE SHEETS (Currency expressed in United States Dollars ("US$"), except for number of shares) • The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Currency expressed in United States Dollars ("US$"), except for number of shares) • The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

UNAUDITED CONSOLIDATED STATEMENTS CASH FLOWS (Currency expressed in United States Dollars ("US$"), except for number of shares)